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                                   EXHIBIT A

Proposal 2. The proposed amendment to the current Investment Management Agreements would be accomplished by deleting the first paragraph of Section 3 of the agreements and inserting the following in substitution therefore:

  3. Administrative Services to be Provided and Expenses to be Assumed by the Adviser. Until the termination of the employment of the Adviser as investment manager for the Fund, the Adviser will provide, or provide for, all services required for the administration of the Trust and the Fund. The Trust (or the Fund) shall bear its own expenses, with the following exceptions: the Adviser shall bear the cost of investment advisory services, fund accounting and administrative expenses, and distribution expenses.

Section 10 of the Management Agreements would also be amended by deleting the first sentence thereof and inserting the following in substitution therefore:

     This Agreement is effective as of May 3, 1999 and will continue in effect for two years from the date hereof, and from year-to-year thereafter as long as it is specifically approved at least annually by vote of the Board of Trustees of the Trust including the vote of a majority of such Trustees who are not interested persons (as defined in the Investment Company Act of 1940, as amended) of the Adviser or of the Fund; provided, however, that
     (1) this Agreement may at any time be terminated by the Trust on 60 days' written notice to the Adviser without the payment of any penalty either by vote of the Board of Trustees of the Trust or by the vote of a majority of the outstanding shares of the Fund (as defined in the Investment Company Act of 1940, as amended); (2) this Agreement shall immediately terminate in the event of its assignment (within the meaning of the Investment Company Act of 1940, as amended); and (3) this Agreement may be terminated by the Adviser on 60 days' written notice to the Trust without the payment of any penalty. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party at the principal office of such party.

Proposal 3. If adopted by shareholders, the Trust's investment practices as set forth in the Prospectus relating to MML Equity, MML Money

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Market Fund, MML Managed Bond and MML Blend, would be amended by inserting a new paragraph in Section V entitled "Investment Practices of the Funds and Related Risks" after paragraph "E. Cash Positions", as follows:

     F.  Dollar Roll Transactions

     To take advantage of attractive financing opportunities in the mortgage market and to enhance current income, MML Managed Bond and MML Blend Fund may engage in dollar roll transactions. A dollar roll transaction involves a sale by a Fund of a GNMA certificate or other mortgage-backed securities to a financial institution, such as a bank or a broker-dealer, currently with an agreement by a Fund to repurchase a similar security from the institution at a later date at an agreed-upon price. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. Dollar roll transactions involve potential risks of loss which are different from those related to the securities underlying the transaction. For a more detailed description of dollar roll transactions, see the SAI.

The Statement of Additional Information (the "SAI") relating to MML Money Market, MML Equity, MML Managed Bond and MML Blend Funds would also be amended by inserting a new paragraph after paragraph "13. Trading Activity" in the section entitled "D. Other Investment Practices", as follows:

     14. Dollar Roll Transactions - To take advantage of attractive financing opportunities in the mortgage market and to enhance current income, MML Managed Bond and MML Blend may engage in dollar roll transactions. A dollar roll transaction involves a sale by a Fund of a GNMA certificate or other mortgage-backed securities to a financial institution, such as a bank or a broker-dealer, concurrent with an agreement by a Fund to repurchase a similar security from the institution at a later date at an agreed-upon price. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. Dollar roll transactions involve potential risks of loss which are different from those

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     related to the securities underlying the transaction. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. During the period between the sale and repurchase, the Fund will not be entitled to receive the interest and principal payments on the securities sold. Proceeds of the sale will be invested in additional instruments for the Fund. A Fund is compensated for agreeing to repurchase the security by the difference between the current sales price and the price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. Dollar rolls may be renewed over a period of several months with a different repurchaser and repurchase price and a cash settlement made at each renewal without physical delivery of securities. Moreover, a Fund may enter into a dollar roll transaction involving a security not then in the Fund's portfolio so long as the transaction is preceded by a firm commitment agreement pursuant to which the Fund has agreed to buy the securities on a future date.

     The Funds will not use such transactions for leveraging purposes and, accordingly, will segregate cash or other liquid securities in an amount sufficient to meet its obligations under the roll transactions. Dollar roll transactions involve potential risks of loss which are different from those related to the securities underlying the transaction. For example, if the counterparty were to become insolvent, the Fund's right to purchase from the counterparty may be restricted. Additionally, the market value of the securities sold by the Fund may decline below the repurchase price of those securities to be purchased.

Proposal 4. If adopted by shareholders, the Trust's investment practices as set forth in the Prospectus relating to MML Equity Fund, MML Money Market Fund, MML Managed Bond and MML Blend Fund, would be amended by deleting paragraph "D. Securities Lending" in Section V entitled "Investment Practices of the Funds and Related Risks" and replacing it with the following paragraph:

     D. SECURITIES LENDING

     MML Managed Bond Fund, MML Blend and MML Equity may seek additional income by making loans of portfolio securities of

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     not more than 33% of their respective total assets taken at current value.
     Although lending portfolio securities may involve the risk of delay in recovery of the securities loaned or possible loss of rights in the collateral should the borrower fail financially, loans will be made only to borrowers deemed by MassMutual and Babson to be of good standing.

Investment Restriction number 13, set forth in the Statement of Additional Information (SAI) relating to MML Money Market, MML Equity, MML Managed Bond and MML Blend will also be amended by replacing clause (iii) thereof. This prohibits MML Money Market, MML Equity, MML Managed Bond and MML Blend from making loans, with certain exceptions. Clause (ii) states that MML Managed Bond and MML Blend may make loans through the lending of portfolio securities with respect to not more than 10% of the total assets of each such Fund taken at current value. This clause would be replaced with the following:

     (iii) in the case of MML Managed Bond and MML Blend, through the lending of portfolio securities with respect to not more than 33% of the total assets of each such Fund taken at current value.

The Trust's investment techniques as set forth in the Appendix to the Prospectus relating the MML Equity Index Fund would be amended by replacing the third sentence in the paragraph entitled "Lending Portfolio Securities" with the following sentence:

     Loans of portfolio securities may not exceed 33% of the value of the Fund's total assets, and the Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.

MML Equity Index Fund's fundamental investment restrictions, set forth in part III of the Statement of Additional Information relating to that Fund would also be amended. Currently, investment restriction number 10 states the MML Equity Index Fund may lend portfolio securities with respect to not more than 10% of the total assets of the Fund taken at current value. This sentence would be amended as follows:

     However, the Fund may lend portfolio securities with respect to not more than 33% of the total assets of the Fund taken at current value; or

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